Exhibit 99.1

THIRD QUARTER 2022

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2022 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2022 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.6 Billion Down 17% YoY	Diluted EPS[1] $2.51 Down 15% YoY	PCL[2] $340 Million PCL on loans ratio[3] up 35 bps[4] QoQ	ROE[5] 14.6% Down from 19.6% last year	CET1 Ratio[6] 13.1% Well above regulatory requirements

TORONTO, August 24, 2022 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3.6 billion for the quarter ended July 31, 2022, down $719 million or 17% from the prior year. Diluted EPS was $2.51, down 15% over the same period. Our consolidated results reflect $340 million of provisions primarily taken on loans in the current quarter, mainly due to unfavourable changes in our macroeconomic outlook, as compared to releases of provisions, largely on loans, of $540 million in the prior year that reflected improvements in our macroeconomic and credit quality outlook. Lower earnings in Capital Markets, Personal & Commercial Banking and Insurance were partially offset by higher results in Investor & Treasury Services and Wealth Management.

Pre-provision, pre-tax earnings7 of $4.9 billion were down $136 million or 3% from a year ago, mainly due to lower revenue in Capital Markets, including the impact from loan underwriting markdowns, largely driven by challenging market conditions. Higher salaries, technology investments and discretionary costs to support strong client-driven growth, also contributed to the decrease. These factors were partially offset by higher net interest income driven by strong volume growth and higher spreads in Canadian Banking and Wealth Management. Results also included the impact of lower variable and share-based compensation.

Compared to last quarter, net income was down $676 million or 16% with lower results in Capital Markets, Personal & Commercial Banking, Corporate Support and Insurance partially offset by higher results in Investor & Treasury Services and Wealth Management.

The PCL on loans ratio of 17 bps was up 35 bps from (18) bps last quarter, due to provisions taken in the current quarter as compared to releases of provisions in the prior quarter. The PCL on impaired loans ratio of 8 bps was down 1 bp from last quarter.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 13.1% supporting strong client-driven organic growth, $1.8 billion in common share dividends and $1.3 billion (or 10.4 million common shares) in common share buybacks.

“In an uncertain world, we continue to operate from a position of strategic and financial strength. Our balance sheet is strong and our talented team is as focused as ever on delivering the innovative products, insightful advice and leading partnerships that our clients count on. Looking ahead, our size, scale and diversified business model will continue to create value for our clients, communities and shareholders.”

– Dave McKay, RBC President and Chief Executive Officer

Q3 2022 Compared to Q3 2021	• Net income of $3,577 million • Diluted EPS of $2.51 • ROE of 14.6% • CET1 ratio of 13.1%	i 17% i 15% i 500 bps i 50 bps

Q3 2022 Compared to Q2 2022	• Net income of $3,577 million • Diluted EPS of $2.51 • ROE of 14.6% • CET1 ratio of 13.1%	i 16% i 15% i 380 bps i 10 bps

YTD 2022 Compared to YTD 2021	• Net income of $11,925 million • Diluted EPS of $8.31 • ROE of 16.7%	i 2% i 1% i 250 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).
5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.
6	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
7

Pre-provision, pre-tax earnings is calculated as income (Q3 2022: $3,577 million; Q3 2021: $4,296 million) before income taxes (Q3 2022: $979 million; Q3 2021: $1,276 million) and PCL (Q3 2022: $340 million; Q3 2021: $(540) million). This is a non-GAAP measure. For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $2,023 million decreased $90 million or 4% from a year ago, primarily attributable to provisions taken on performing loans in the current quarter as compared to releases of provisions on performing loans in the prior year. Higher staff-related costs also contributed to the decrease. These factors were partially offset by higher net interest income (up 14%) driven by average volume growth of 10% in loans (including double-digit growth in residential mortgages, business lending and credit cards) and 9% in deposits in Canadian Banking, as well as improved spreads driven by higher interest rates.

Compared to last quarter, net income decreased $211 million or 9%, primarily attributable to provisions taken on performing loans in the current quarter reflecting unfavourable changes in our macroeconomic outlook as compared to releases of provisions in the prior quarter mainly reflecting reduced uncertainty relating to the COVID-19 pandemic. Higher staff-related costs also contributed to the decrease. These factors were partially offset by higher net interest income driven by higher spreads, the impact of three more days in the current quarter and average volume growth of 3% in Canadian Banking.

Wealth Management

Net income of $777 million increased $33 million or 4% from a year ago, mainly due to higher net interest income driven by higher interest rates and strong average volume growth. This was partially offset by higher non-interest expenses, including staff and technology related costs, as well as higher PCL. Non-interest income was impacted by challenging market conditions.

Compared to last quarter, net income increased $27 million or 4%, primarily due to higher net interest income reflecting higher interest rates, partially offset by gains on the sale of certain non-core affiliates in the prior quarter and lower average fee-based client assets largely driven by unfavourable market conditions.

Insurance

Net income of $186 million decreased $48 million or 21% from a year ago, primarily due to the impact of new longevity reinsurance contracts in the prior year.

Compared to last quarter, net income decreased $20 million or 10%, primarily due to less favourable claims experience.

Investor & Treasury Services

Net income of $164 million increased $76 million or 86% from a year ago, primarily due to higher client deposit revenue reflecting improved client margins mainly driven by higher interest rates, and higher funding and liquidity revenue resulting largely from increased market opportunities.

Compared to last quarter, net income increased $43 million or 36%, mainly driven by higher client deposit revenue reflecting improved client margins and higher funding and liquidity revenue reflecting favourable interest rate movements.

Capital Markets

Net income of $479 million decreased $650 million or 58% from a year ago, mainly due to the impact from loan underwriting markdowns of $385MM (before-tax) primarily in the U.S., largely driven by challenging market conditions. Releases of provisions on performing loans in the prior year, lower debt and equity origination, and lower loan syndication activity also contributed to the decrease. These factors were partially offset by lower compensation on decreased results and record lending revenue.

Compared to last quarter, net income decreased $316 million or 40%, mainly due to lower fixed income trading revenue, including the impact from loan underwriting markdowns primarily in the U.S., largely driven by challenging market conditions. Lower loan syndication activity in the U.S. and Europe and lower debt origination, M&A activity and commodities trading revenue across all regions also contributed to the decrease. These factors were partially offset by lower compensation on decreased results and lower taxes reflecting changes in earnings mix.

Capital, Liquidity and Credit Quality

Capital – As at July 31, 2022, our CET1 ratio was 13.1%, down 10 bps from last quarter, mainly reflecting share repurchases and risk-weighted assets growth (excluding FX), partially offset by net internal capital generation.

Liquidity – For the quarter ended July 31, 2022, the average LCR was 123%, which translates into a surplus of approximately $66 billion, compared to 121% and a surplus of approximately $64 billion in the prior quarter. LCR levels remained relatively stable compared to last quarter as loan growth was offset by an increase in client deposits and issuances of term funding.

The Net Stable Funding Ratio (NSFR) as at July 31, 2022 was 113%, which translates into a surplus of approximately $100 billion, compared to 113% and a surplus of approximately $97 billion in the prior quarter. NSFR remained flat compared to last quarter as loan growth was offset by an increase in client deposits and issuances of term funding.

Credit Quality

Q3 2022 vs. Q3 2021

Total PCL was $340 million compared to $(540) million last year, reflecting provisions taken on loans in the current quarter as compared to releases of provisions on loans in the prior year, primarily in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio of 17 bps increased 45 bps. The PCL on impaired loans ratio of 8 bps remained flat.

PCL on performing loans was $177 million, compared to $(638) million last year, primarily attributable to provisions taken in the current quarter driven by unfavourable changes in our macroeconomic outlook, as compared to releases of provisions in the prior year that reflected improvements in our macroeconomic and credit quality outlook, primarily in Personal & Commercial Banking and Capital

Markets.

Q3 2022 vs. Q2 2022

Total PCL was $340 million compared to $(342) million last quarter, reflecting provisions taken on loans in the current quarter as compared to releases of provisions on loans last quarter in Personal & Commercial Banking, Wealth Management and Capital Markets. The PCL on loans ratio increased 35 bps. The PCL on impaired loans ratio decreased 1 bp.

PCL on performing loans was $177 million as compared to $(504) million last quarter, primarily attributable to provisions in the current quarter driven by unfavourable changes in our macroeconomic outlook as compared to releases of provisions last quarter that mainly reflected reduced uncertainty relating to the COVID-19 pandemic, primarily in Personal & Commercial Banking and Capital Markets.

PCL on impaired loans decreased $4 million or 2%, largely reflecting recoveries in Capital Markets in the current quarter as compared to provisions taken in the prior quarter. This was largely offset by higher provisions taken in Personal & Commercial Banking.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income, ROE and non-GAAP measures, including pre-provision, pre-tax earnings. Certain financial metrics, including ROE and pre-provision, pre-tax earnings do not have any standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q3 2022 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the fiscal year ended October 31, 2021 (the 2021 Annual Report) and the Risk management section of our Q3 2022 Report to Shareholders; including business and economic conditions in the geographic regions in which we operate, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, culture and conduct, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of our reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, and technological advancements, the evolution of consumer behaviour, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2021 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2022 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 Annual Report and the Risk management section of our Q3 2022 Report to Shareholders. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2022 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 24, 2022 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 3163897#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 24, 2022 until November 29, 2022 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 2506691#).

Media Relations Contacts

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Christine Stewart, Director, Financial Communications, christine.stewart@rbc.com, 416-456-5322

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 92,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

4